Exhibit 99.5

Combined General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on June 17, 2021 for action to be taken.

2021 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Valneva SE (the “Company”)

CUSIP No.:	92025Y103.
ADS Record Date:	May 25, 2021 (date to determine ADS Holders who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein).
French Record Date:	June 20, 2021, at 11:59 P.M. (CET) (date on which ADS Holders are required under French law to hold their interest in the Deposited Securities in order to be eligible to vote at the Combined General Meeting).
Meeting Specifics:	Combined General Meeting to be held on June 23, 2021, at 2 p.m. CET, at 6 rue Alain Bombard, 44800, Saint-Herblain France (the “Meeting”). Please note Meeting will be held in a “closed meeting”.
Meeting Agenda:	The draft resolutions have been reproduced on page 3 (Exhibit A) of the Depositary Notice of Meeting. You may also view the agenda and draft resolutions on the Company’s website: https://valneva.com/investors/combined-general-meeting-2021/.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of May 10, 2021.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank Europe plc.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (“ADSs”) and identified above, acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof. You recognize that any sale, transfer or cancellation of your ADSs before the French Record Date will invalidate these voting instructions if the Depositary is unable to verify your continued ownership of ADSs as of the French Record Date.

If the Depositary receives from a Holder voting instructions which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of all resolutions endorsed by the Company’s Management Board. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the right of Holders of Deposited Securities may be materially adversely affected. Additionally, the Company has informed the Depositary that, under French company law, shareholders holding a certain percentage of the Company’s Shares, the workers’ council or the Management Board may submit a new resolution and the Management Board may also modify the proposed resolutions as reproduced in the Depositary Notice of Meeting. In such case, ADS Holders who have given prior instructions to vote on such resolutions shall be deemed to have voted in favor of the new or modified resolutions if approved by the Management Board and against if not approved by the Company’s Management Board.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Agenda

Please see Exhibit A of the Depositary Notice of Combined General Meeting for agenda items.

The information with respect to the Meeting contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g. an adjournment or cancellation of the Meeting, a change in location and/or manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://valneva.com/investors/combined-general-meeting-2021/. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting, as it is not expected that any additional information will be distributed to you via mail or email.

The Management Board recommends a FOR vote for resolutions 1-24 and 26. The Management Board recommends an AGAINST vote for resolution 25.

A   Issues            Valneva SE

Ordinary Resolutions

	For	Against	Abstain		For	Against	Abstain

Resolution 1				Resolution 16

Resolution 2				Resolution 17

Resolution 3				Resolution 18

Resolution 4				Resolution 19

Resolution 5				Resolution 20

Resolution 6				Resolution 21

Resolution 7				Resolution 22

Resolution 8				Resolution 23

Resolution 9				Resolution 24

Resolution 10				Resolution 25

Extraordinary Resolutions				Resolution 26

Resolution 11

Resolution 12

Resolution 13

Resolution 14

Resolution 15

B   Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue if endorsed by the Company’s Management Board.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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